

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2023

Robert Andrade
Chief Financial Officer
Fennec Pharmaceuticals Inc.
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, NC 27709

      Re: Fennec Pharmaceuticals Inc.
          Registration Statement on Form S-3
          Filed November 9, 2023
          File No. 333-275452

Dear Robert Andrade:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Garrett Sleichter